UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hovnanian Enterprises, Inc.
(Name of Issuer)
Class A Common Stock, $.01 par value per share
(Title of Class of Securities)
442487203
(CUSIP Number)
Ara K. Hovnanian
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701
(732) 747-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Ara K. Hovnanian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		20,121,492

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		963,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,121,492

WITH	10	SHARED DISPOSITIVE POWER

		963,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,084,945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.0%

14	TYPE OF REPORTING PERSON

	IN

Amendment No. 3 to Statement on Schedule 13D
     This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995 and Amendment No. 2 to the Schedule 13D filed on December 9, 2008 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     On October 14, 2009, the executors of the Estate of Kevork S. Hovnanian were appointed and qualified. As special purpose executor with respect to investments in securities of the Issuer, Ara K. Hovnanian also may be deemed to have acquired beneficial ownership of the 7,127,392 shares of Class A Common Stock and 7,138,646 shares of Class B Common Stock beneficially owned by the Estate.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended by deleting the final paragraph thereof and replacing it with the following:
     On October 14, 2009, Sirwart Hovnanian, Ara K. Hovnanian, Sossie K. Najarian, Esto K. Barry, Lucy K. Kalian and Nadia K. Rodriguez were appointed and qualified as Executors of the Estate of Kevork S. Hovnanian, Deceased (the “Executors”). The Executors acquired 7,127,392 shares of Class A Common Stock and 7,138,646 shares of Class B Common Stock pursuant to the terms of the Will of Kevork S. Hovnanian. Ara K. Hovnanian is special purpose Executor with respect to investments in securities of the Issuer.
     Ara K. Hovnanian is the President, Chief Executive Officer and Director of the Issuer. In his capacity as a significant stockholder of the Issuer, the Filing Person intends to take an active role in working with management of the Issuer on operational, financial and strategic initiatives. Additionally, in his capacity as a stockholder, the Filing Person intends to review on an ongoing basis his investment in the Issuer. Depending on the factors discussed below, the Filing Person (subject to applicable law) may acquire additional shares of Class A Common Stock and/or Class B Common Stock; may sell shares of Class A Common Stock and/or Class B Common Stock in a public offering, pursuant to a registration statement, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, or in sales otherwise registered or exempt from registration under the Securities Act; may distribute shares of Class A Common Stock and/or Class B Common Stock to beneficiaries or legatees or pursuant to bequests; or may engage in any combination of the foregoing. Further, subject to applicable law, the Filing Person may enter into derivative transactions or alternative structures with respect to the shares of Class A Common Stock and/or Class B Common Stock. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Filing Person may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Class A Common Stock and/or Class B Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Person, the requirements under the

Will and fiduciary obligations of the Executors (with respect to shares held as Executor) or trustees (with respect to shares held as trustee) potential tax considerations and other factors.
     While the Filing Person has no specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Filing Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interests in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) Ara K. Hovnanian beneficially owns 21,084,945 shares of Class A Common Stock, including 1,750,000 shares of Class A Common Stock subject to options either currently exercisable or exercisable within 60 days and 8,221,316 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock (including 93,750 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days). The shares beneficially owned represent approximately 29.0% of the shares of Class A Common Stock, based upon 62,649,376 shares of Class A Common Stock outstanding as of September 1, 2009, plus (for purposes of computing such percentage) the shares of Class A Common Stock underlying such options and the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents approximately 45.0% of the combined voting power of the Class A Common Stock and Class B Common Stock.
     The shares beneficially owned by Ara K. Hovnanian include 7,127,392 shares of Class A Common Stock and 7,138,646 shares of Class B Common Stock held by the Executors of the Estate of Kevork S. Hovnanian, Deceased, for which Ara K. Hovnanian is special purpose Executor with respect to investments in securities of the Issuer, 223,587 shares of Class B Common Stock held in a grantor retained annuity trust (the “AKH GRAT”) of which Ara K. Hovnanian is trustee, 372,116 shares of Class A Common Stock and 431,394 shares of Class B Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 37,374 shares of Class A Common Stock and 122,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in the AKH GRAT and such other trusts and accounts.
     (b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 20,121,492 shares of Class A Common Stock.
     Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 963,158 shares of Class A Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife, his four sisters and Peter S. Reinhart, Senior Vice President and General Counsel of the Issuer. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. All of such persons are citizens of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) During the past 60 days, except as described in Item 4, no transactions have been effected in shares of Class A Common Stock or Class B Common Stock.
     (d) Not applicable
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
      Item 6 of the Schedule 13D is hereby amended by deleting “Smith Barney, a division of Citigroup Global Capital Markets Inc.” and replacing that item with “Morgan Stanley Smith Barney LLC”; by deleting “Smith Barney” each other time it appears and replacing that term with “MorganStanley SmithBarney”; by deleting “Deutsche Bank” the first time it appears and replacing that term with “Deutsche Bank Alex. Brown, a division of Deutsche Bank Securities Inc.”; and by deleting “Deutsche Bank” each other time it appears and replacing that term with “Deutsche Bank Alex. Brown”.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2009	/s/ Ara K. Hovnanian
Ara K. Hovnanian